MANAGEMENT’S DISCUSSION AND ANALYSIS OF TRILOGY INTERNATIONAL PARTNERS INC.

This Management’s Discussion and Analysis (“MD&A”) contains important information about the business of Trilogy International Partners Inc. (“TIP Inc.”, together with its consolidated subsidiaries, the “Company”), and their performance for the three and nine months ended September 30, 2018. This MD&A should be read in conjunction with: TIP Inc.’s audited consolidated financial statements for the year ended December 31, 2017, together with the notes thereto (the “Consolidated Financial Statements”), prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) as issued by the Financial Accounting Standards Board (“FASB”); TIP Inc.’s MD&A for the year ended December 31, 2017; and TIP Inc.’s condensed consolidated financial statements for the three and nine months ended September 30, 2018 and notes thereto (the “Condensed Consolidated Financial Statements”), prepared in accordance with U.S. GAAP.

On February 7, 2017, Trilogy International Partners LLC (“Trilogy LLC”), a Washington limited liability company, and Alignvest Acquisition Corporation (now TIP Inc.) completed a court approved plan of arrangement (the “Arrangement”) pursuant to an arrangement agreement dated November 1, 2016 (as amended December 20, 2016, the “Arrangement Agreement”).As a result of the Arrangement, TIP Inc., through a wholly owned subsidiary, owns and controls a majority interest in Trilogy LLC. As of September 30, 2018, TIP Inc. holds a 66.2% economic ownership interest in Trilogy LLC.

All dollar amounts are in U.S. dollars (“USD”), unless otherwise stated. Amounts for subtotals, totals and percentage variances included in tables in this MD&A may not sum or calculate using the numbers as they appear in the tables due to rounding. This MD&A is current as of November 7, 2018 and was approved by the Company’s board of directors.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information in this MD&A are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”), including the Company’s business outlook for the short and longer term and statements regarding the Company’s strategy, plans and future operating performance. Forward-looking statements are provided to help you understand the Company’s views of its short and longer term plans, expectations and prospects. The Company cautions you that forward-looking statements may not be appropriate for other purposes.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” occur, be taken, or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are not promises or guarantees of future performance. Such statements reflect the Company’s current views with respect to future events and are subject to, and are necessarily based upon, a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The material assumptions used by the Company to develop such forward-looking statements include, but are not limited to:

•	the absence of unforeseen changes in the legislative and operating frameworks for the Company;
•	the Company meeting its future objectives and priorities;
•	the Company having access to adequate capital to fund its future projects and plans;
•	the Company’s future projects and plans proceeding as anticipated;
•	taxes payable;
•	subscriber growth, pricing, usage and “churn” rates;
•	technology deployment;
•	data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources;
•	general economic and industry growth rates; and
•	commodity prices, currency exchange and interest rates and competitive intensity.

Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, those described under the heading “Risk Factors” included in the Annual Information Form for the year ended December 31, 2017 (the “2017 AIF”) filed on SEDAR by TIP Inc., and filed with the U.S. Securities and Exchange Commission (“SEC”) EDGAR system together with the TIP Inc. Annual Report on Form 40-F for the year ended December 31, 2017 and those referred to in TIP Inc.’s other regulatory filings with the SEC in the United States and the provincial securities commissions in Canada. Such risks, as well as uncertainties and other factors that could cause actual events or results to differ significantly from those expressed or implied in the Company’s forward-looking statements include, without limitation:

•	Trilogy LLC’s and the Company’s history of incurring losses and the possibility that the Company will incur losses in the future;
•	the Company having insufficient financial resources to achieve its objectives;
•	risks associated with any potential acquisition, investment or merger;
•	the Company’s significant level of consolidated indebtedness and the refinancing, default and other risks, as well as the limits, restrictive covenants and restrictions resulting therefrom;
•	the Company’s and Trilogy LLC’s status as holding companies;
•	the restrictive covenants in the documentation evidencing the Company’s outstanding indebtedness;
•	the Company’s ability to incur additional debt despite its indebtedness level;
•	the Company’s ability to pay interest due on its indebtedness;
•	the Company’s ability to refinance its indebtedness;
•	the risk that the Company’s credit ratings could be downgraded;
•	the significant political, social, economic and legal risks of operating in Bolivia;
•	the regulated nature of the industry in which the Company participates;
•	the Company’s operations being in markets with substantial tax risks and inadequate protection of shareholder rights;
•	the need for spectrum access;
•	the use of “conflict minerals” in handsets and the availability of certain products, including handsets;
•	anti-corruption compliance;
•	intense competition in all aspects of the Company’s business;
•	lack of control over network termination costs, roaming revenues and international long distance revenues;
•	rapid technological change and associated costs;
•	reliance on equipment suppliers;
•	subscriber “churn” risks, including those associated with prepaid accounts;
•	the need to maintain distributor relationships;
•	the Company’s future growth being dependent on innovation and development of new products;
•	security threats and other material disruptions to the Company’s wireless network;
•	the ability of the Company to protect subscriber information and cybersecurity risks generally;
•	actual or perceived health risks associated with handsets;
•	litigation including class actions and regulatory matters;
•	fraud, including device financing, customer credit card, subscription and dealer fraud;
•	reliance on limited management resources;
•	risks related to the minority shareholders of the Company’s subsidiaries;
•	general economic risks;
•	natural disasters including earthquakes;
•	foreign exchange rate changes;
•	currency controls and withholding taxes;
•	interest rate risk;
•	Trilogy LLC’s ability to utilize carried forward tax losses;
•	tax related risks;
•	the Company’s dependence on Trilogy LLC to make contributions to pay the Company’s taxes and other expenses;
•	Trilogy LLC’s obligations to make distributions to the Company and the other owners of Trilogy LLC;
•	differing interests among TIP Inc. and Trilogy LLC’s other equity owners in certain circumstances;
•	the Company’s internal controls over financial reporting;
•	an increase in costs and demands on management resources when the Company ceases to qualify as an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”);
•	additional expenses if the Company loses its foreign private issuer status under U.S. federal securities laws;
•	risks that the market price of the common shares of TIP Inc. (the “Common Shares”) may be volatile;
•	risks that substantial sales of Common Shares may cause the price of the shares to decline;

•	risks that the Company may not pay dividends;
•	restrictions on the ability of Trilogy LLC’s subsidiaries to pay dividends;
•	dilution of the Common Shares and other risks associated with equity financings;
•	risks related to the influence of securities industry analyst research reports on the trading market for the Common Shares;
•	new laws and regulations; and
•	risks as a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (to the extent applicable).

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Market and Other Industry Data

This MD&A includes industry and trade association data and projections as well as information that the Company has prepared based, in part, upon data, projections and information obtained from independent trade associations, industry publications and surveys. Some data is also based on the Company’s good faith estimates, which are derived from management’s knowledge of the industry and independent sources. Industry publications, surveys and projections generally state that the information contained therein has been obtained from sources believed to be reliable. The Company has not independently verified any of the data from third-party sources nor has it ascertained the underlying economic assumptions relied upon therein. Statements as to the Company’s market position are based on market data currently available to the Company. Its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed in TIP Inc.’s 2017 AIF under the heading “Risk Factors” and discussed herein under the heading “Cautionary Note Regarding Forward-Looking Statements”. Projections and other forward-looking information obtained from independent sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this MD&A.

Trademarks and Other Intellectual Property Rights

The Company has proprietary rights to trademarks used in this MD&A, which are important to its business, including, without limitation, 2degrees, NuevaTel and Viva. The Company has omitted the “®,” “™” and similar trademark designations for such trademarks but nevertheless reserves all rights to such trademarks. Each trademark, trade name or service mark of any other company appearing in this MD&A is owned by its respective holder.

About the Company

TIP Inc., together with its consolidated subsidiaries in New Zealand and Bolivia, is a provider of wireless voice and data communications including local, international long distance and roaming services, for both subscribers and international visitors roaming on its networks. The Company also provides fixed broadband communications to residential and enterprise customers in New Zealand. The Company’s services cover an aggregate population of 15.6 million persons. The Company’s founding executives launched operations of the Company’s Bolivian subsidiary, Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A. (“NuevaTel”), in 2000, when it was owned by Western Wireless Corporation (“Western Wireless”). Trilogy LLC acquired control of NuevaTel from Western Wireless in 2006, shortly after Trilogy LLC was founded. Trilogy LLC launched its greenfield operations in New Zealand, Two Degrees Mobile Limited (“2degrees”), in 2009. As of September 30, 2018, the Company had approximately 1,883 employees.

The Company’s Strategy

The Company’s strategy is to build, acquire and manage wireless and wireline operations in markets that are located outside the United States of America and demonstrate the potential for continuing growth. The Company believes that the wireless communications business will continue to expand in these markets because of the increasing functionality and affordability of wireless communications technologies as well as the acceleration of wireless data consumption as experienced in more developed countries. Data revenue growth continues to present a significant opportunity with each of the Company’s markets in different stages of smartphone and other data-enabled device penetration. The Company’s services are provided using a variety of wireless service communication technologies: Global System for Mobile Communications (“GSM” or “2G”), Universal Mobile Telecommunication Service, a GSM-based third generation mobile service for mobile communications networks (“3G”), and Long Term Evolution (“LTE”), a widely deployed fourth generation service (“4G”). Deployment of 4G in New Zealand and Bolivia enables the Company to offer its wireless subscribers in those markets a wide range of advanced services while achieving greater network capacity through improved spectral efficiency. The Company believes that 3G and 4G services will continue to be a catalyst for revenue growth from additional data services, such as mobile broadband, internet browsing capabilities, richer mobile content, video streaming and application downloads. Furthermore, in light of the fact that LTE standards are now ratified, the Company expects that in the foreseeable future 4G LTE networks will be enhanced with 4.5G and 4.9G services, which are recognized in the industry as LTE Advanced (“LTE-A”) and LTE Advanced Pro (“LTE-A pro”), respectively. This evolution is expected to be accomplished mainly through commercial software releases by our network equipment manufacturers. In April 2015, the Company entered the New Zealand broadband market through the acquisition of a broadband business which allows it to provide both mobile and broadband services to subscribers via bundled products. The sale of bundled services in New Zealand facilitates better customer retention and the ability to capture a larger share of household communications revenues.

Foreign Currency

In New Zealand, the Company generates revenue and incurs costs in New Zealand dollars (“NZD”). Fluctuations in the value of the New Zealand dollar relative to the U.S. dollar can increase or decrease the Company’s overall revenue and profitability as stated in USD, which is the Company’s reporting currency. The following table sets forth for each period indicated the exchange rates in effect at the end of the period and the average exchange rates for such periods, for the NZD, expressed in USD.

	September 30, 2018	December 31, 2017	% Change
End of period NZD to USD exchange rate	0.66	0.71	(7%	)

	Three Months Ended September 30,				Nine Months Ended September 30,
	2018	2017	% Change		2018	2017	% Change
Average NZD to USD exchange rate	0.67	0.73	(9%	)	0.70	0.71	(2%	)

The following table sets forth for each period indicated the exchange rates in effect at the end of the period and the average exchange rates for such periods, for the Canadian dollar (“CAD” or “C$”), expressed in USD, as quoted by the Bank of Canada.

	September 30, 2018	December 31, 2017	% Change
End of period CAD to USD exchange rate	0.77	0.80	(3%	)

	Three Months Ended September 30,				Nine Months Ended September 30,
	2018	2017	% Change		2018	2017	% Change
Average CAD to USD exchange rate	0.77	0.80	(4%	)	0.78	0.77	1%

Overall Performance

The table below summarizes the Company’s key financial metrics for the three and nine months ended September 30, 2018:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,		% Variance
(in thousands)	2018	2017	2018	2017	3 mo. vs 3 mo.		9 mo. vs 9 mo.
Postpaid wireless subscribers	764	734	764	734	4%		4%
Prepaid wireless subscribers	2,631	2,746	2,631	2,746	(4%	)	(4%	)
Other wireless subscribers(1)	59	62	59	62	(4%	)	(4%	)
Wireline subscribers	78	67	78	67	16%		16%
Total ending subscribers	3,532	3,608	3,532	3,608	(2%	)	(2%	)

(in millions, unless otherwise noted)
Service revenues	$141.0	$153.0	$437.6	$456.6	(8%	)	(4%	)
Total revenues	$190.4	$191.8	$591.2	$576.4	(1%	)	3%
Net loss(2)	$(13.9)	$(5.6)	$(27.5)	$(27.7)	(149%	)	1%
Consolidated Adjusted EBITDA(3)	$37.4	$37.3	$107.7	$117.5	0%		(8%	)
Consolidated Adjusted EBITDA Margin %(3)	27%	24%	25%	26%	n/m		n/m
Capital expenditures(4)	$20.0	$25.4	$58.3	$56.2	(21%	)	4%

n/m - not meaningful
(1)Includes public telephony and other wireless subscribers.
(2)There was no gain or loss from discontinued operations in the periods presented. Thus, Loss from continuing operations presented in prior MD&As has been replaced with Net loss.
(3)These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and reconciliation to most directly comparable GAAP financial measures, see “Definitions and Reconciliations of Non-GAAP Measures” in this MD&A.
(4)Represents purchases of property and equipment from continuing operations excluding capital expenditures acquired through vendor-backed financing and capital lease arrangements.

Reclassification of Imputed Discount on Equipment Installment Plan Receivables

Beginning with the second quarter of 2018, the amortization of imputed discount on Equipment Installment Plan (“EIP”) receivables has been reclassified from Other, net and is now included as a component of Non-subscriber international long distance and other revenues on our Condensed Consolidated Statements of Operations and Comprehensive Loss. This presentation provides a clearer representation of amounts earned from the Company’s ongoing operations and aligns with industry practice thereby enhancing comparability. We applied this reclassification to all periods presented in this MD&A. Amortization of imputed discount included within Non-subscriber international long distance and other revenues was $0.6 million and $0.5 million for the three months ended September 30, 2018 and 2017, respectively, and $1.8 million and $1.5 million for the nine months ended September 30, 2018 and 2017, respectively. This change had no impact on net loss for any period presented.

Q3 2018 Highlights

•	Strong growth in New Zealand postpaid wireless subscribers which increased by 27 thousand or 7% as compared to the third quarter of 2017.

•

New Zealand wireline subscribers increased by 11 thousand or 16% as compared to the third quarter of 2017, driving an 8% increase in New Zealand wireline service revenues excluding the impact of foreign currency in the third quarter of 2018 over the comparable period in 2017.

•	Postpaid wireless subscribers in Bolivia increased by 3 thousand or 1% as compared to the third quarter of 2017.

•

In local currency, New Zealand postpaid service revenues grew 6% in the third quarter over the comparable period in 2017 (a decline of 3% including the impact of foreign currency) offset by a decline in roamer and prepaid service revenues.

•

Adjusted EBITDA in the third quarter remained flat over the prior year. Excluding the impact of foreign currency, Adjusted EBITDA increased by 5% over the third quarter of 2017. Adjusted EBITDA margin increased to 27% in the third quarter of 2018, from 24% in the third quarter of 2017, driven primarily by the increase in the postpaid subscriber base and a reduction in operating costs, including national roaming and advertising costs.

•	LTE sites on air increased by 27% over the third quarter of 2017, as 96% of New Zealand and 90% of Bolivian network sites are now LTE-enabled. During the third quarter of 2018, 58 LTE sites were placed in service.

Full-Year Consolidated Guidance

The following table presents the Company's updated full-year 2018 guidance and reflects the Company’s third quarter results and current expectations for the remainder of the year. For our New Zealand business, our guidance excludes the impact of foreign exchange rates in 2018. For our Bolivian business, data pricing pressure in the market has impacted Service revenues and Adjusted EBITDA.

	2018		2018
	Initial Guidance		Revised Guidance

New Zealand
Service revenues	Increase of 2% to 4%	(1)	Increase of approximately 2%	(1)(2)
Adjusted EBITDA	Increase of 5% to 7%	(1)	Increase of 5% to 7%	(1)

Bolivia
Service revenues	Increase of 1% to 3%		Decrease of 9% to 11%
Adjusted EBITDA	Increase of 7% to 9%		Decrease of 17% to 20%

(1) Initial guidance assumed a foreign exchange rate for New Zealand of NZD/USD = $0.73, based on the then spot rate, a 3% benefit as compared to fiscal year 2017 NZD/USD rate of $0.71. As such, our initial guidance resulted in an increase of 5% to 7% for service revenues and an increase of 8% to 10% for Adjusted EBITDA. Growth in the table above has been updated to exclude the impact of foreign exchange rates and accounting changes.
(2)Assumes a US$4 million reduction in low margin roamer revenues, which we reported within Wireless service revenues, as compared to initial guidance.

Consolidated Capital expenditures guidance for the full year 2018 were expected to be consistent with 2017. For our revised guidance, Capital expenditures in New Zealand are expected to remain consistent with 2017 and in Bolivia are expected to decrease between 25% and 30%.

The above information represents guidance for selected full-year 2018 consolidated financial metrics. The purpose of the financial outlook is to assist investors, shareholders, and others in understanding certain financial metrics relating to expected 2018 financial results for evaluating the performance of our business.

This information may not be appropriate for other purposes. Information about our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with “Cautionary Note Regarding Forward-Looking Statements” above and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

Key Performance Indicators

The Company measures success using a number of key performance indicators, which are outlined below. The Company believes these key performance indicators allow the Company to evaluate its performance appropriately against the Company’s operating strategy as well as against the results of its peers and competitors. The following key performance indicators are not measurements in accordance with U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under U.S. GAAP (see definitions of these indicators in “Definitions and Reconciliations of Non-GAAP Measures – Key Industry Performance Measures – Definitions” at the end of this MD&A).

Subscriber Count

	As of September 30,		% Variance
(in thousands)	2018	2017	2018 vs 2017
New Zealand
Postpaid wireless subscribers	418	391	7%
Prepaid wireless subscribers(1)	939	1,040	(10%	)
Wireline subscribers	78	67	16%
New Zealand Total	1,434	1,497	(4%	)

Bolivia
Postpaid wireless subscribers	346	343	1%
Prepaid wireless subscribers	1,692	1,706	(1%	)
Other wireless subscribers(2)	59	62	(4%	)
Bolivia Total	2,098	2,111	(1%	)

Consolidated
Postpaid wireless subscribers	764	734	4%
Prepaid wireless subscribers(1)	2,631	2,746	(4%	)
Other wireless subscribers(2)	59	62	(4%	)
Wireline subscribers	78	67	16%
Consolidated Total	3,532	3,608	(2%	)

Notes:
(1)Includes approximately 37 thousand deactivations of prepaid wireless subscribers relating to the 2G network shutdown in March 2018.

(2)Includes public telephony and other wireless subscribers

The Company determines the number of subscribers to its services based on a snapshot of active subscribers at the end of a specified period. When subscribers are deactivated, either voluntarily or involuntarily for non-payment, they are considered deactivations in the period the services are discontinued. Wireless subscribers include both postpaid and prepaid services for voice-only, data-only or a combination thereof in both the Company’s New Zealand and Bolivia segments, as well as public telephony and other wireless subscribers in Bolivia. Wireline subscribers comprise the subscribers associated with the Company’s fixed broadband product in New Zealand.

The Company ended September 30, 2018 with 3.5 million consolidated wireless subscribers, a decline of 87 thousand wireless subscribers compared to September 30, 2017, and with 78 thousand wireline subscribers, an increase of 11 thousand wireline subscribers from September 30, 2017.

•

New Zealand’s wireless subscriber base decreased 5% compared to September 30, 2017, reflecting a reduction in prepaid subscribers of 10%, primarily due to the 2G shutdown in the first quarter of 2018, which deactivated a net of 37 thousand low-value 2G subscribers, partially offset by growth of 7% in postpaid subscribers; wireline subscribers as of September 30, 2018 increased 16% compared to September 30, 2017, reflecting growth in both residential and enterprise customers.

•

Bolivia’s wireless subscriber base declined 1% compared to September 30, 2017, reflecting a decline of 1% in prepaid subscribers, which comprises the majority of the total wireless subscriber base. Partially offsetting this decline, postpaid subscribers as of September 30, 2018 increased 1% as compared to September 30, 2017.

Consolidated Key Performance Metrics(1)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,		% Variance
(not rounded, unless otherwise noted)	2018	2017	2018	2017	3 mo. vs 3 mo.		9 mo. vs 9 mo.
Monthly blended wireless ARPU	$11.50	$12.52	$11.93	$12.37	(8%	)	(4%	)
Monthly postpaid wireless ARPU	$28.62	$30.95	$29.37	$30.47	(8%	)	(4%	)
Monthly prepaid wireless ARPU	$6.56	$7.28	$6.81	$7.29	(10%	)	(7%	)
Cost of acquisition	$56.33	$66.36	$48.86	$63.65	(15%	)	(23%	)
Equipment subsidy per gross addition	$9.89	$11.62	$7.52	$10.84	(15%	)	(31%	)
Blended wireless churn	6.84%	4.96%	6.31%	4.94%	n/m		n/m
Postpaid wireless churn	1.48%	1.63%	1.65%	1.62%	n/m		n/m
Capital expenditures (in millions)(2)	$20.0	$25.4	$58.3	$56.2	(21%	)	4%
Capital intensity	14%	17%	13%	12%	n/m		n/m

n/m - not meaningful
(1)For definitions, see “Definitions and Reconciliations of Non-GAAP Measures - Key Industry Performance Measures-Definitions” in this MD&A.
(2)Represents purchases of property and equipment from continuing operations excluding capital expenditures acquired through vendor-backed financing and capital lease arrangements.

Monthly Blended Wireless ARPU – average monthly revenue per wireless user

Monthly blended wireless ARPU decreased by 8% and 4% for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017. For the three months ended September 30, 2018, monthly blended wireless ARPU declined in both New Zealand and Bolivia. For the nine months ended September 30, 2018, monthly blended wireless ARPU in New Zealand was flat while there was a decline in Bolivia.

In New Zealand, the impact of the foreign currency exchange rate was the main factor for the changes in the periods presented. Excluding the impact of foreign currency in New Zealand, consolidated monthly blended wireless ARPU would have decreased 4% and 2% for the three and nine months ended September 30, 2018, respectively, compared to the same period in 2017 as compared to actual decreases of 8% and 4%, respectively. New Zealand blended wireless ARPU would have increased 4% and 3% for the three and nine months ended September 30, 2018, respectively, compared to the same period in 2017, excluding the impact of the foreign currency. These increases were mainly due to the growth in the postpaid subscriber base and an increase in LTE adoption by subscribers, which were offset by a decline in prepaid and roaming revenue per average subscriber.

In Bolivia, the overall decrease in blended wireless ARPU for the three and nine months ended September 30, 2018 compared to the same periods in 2017 was primarily due to increased promotional activity in Bolivia in 2018 which decreased the price per unit of data. This pricing decrease was partially offset by an increase in mobile data usage per subscriber.

Cost of Acquisition

The Company’s cost of acquisition for its segments is largely driven by increases or decreases in equipment subsidies, as well as fluctuations in its sales and marketing expenses, which are components of supporting the subscriber base; the Company measures its efficiencies based on a per gross add or acquisition basis.

Cost of acquisition decreased 15% and 23% for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017. These decreases were mainly attributable to decreases in Bolivia, primarily in sales and marketing expense per gross addition as a result of a decrease in the expense related to the accrual for customer loyalty program.

Equipment Subsidy per Gross Addition

Equipment subsidies, a component of the Company’s cost of acquisition, have centered on an increasing demand for, and promotion of, smartphone devices. In Bolivia, a comparatively new entrant into smartphone-centric usage, equipment subsidies are used to encourage smartphone-device usage. The grey market category, a source of unsubsidized devices, continues to represent the principal smartphone market in Bolivia. In New Zealand, growth in the wireline subscriber base has resulted in an increase in wireline equipment costs. The Company also periodically offers equipment subsidies on certain plans and higher-end wireless devices; however, there has been less of a focus on handset subsidies since the launch of the EIP in the third quarter of 2014.

For the three and nine months ended September 30, 2018, the equipment subsidy per gross addition decreased by 15% and 31% compared to the same periods in 2017, respectively. These decreases were driven primarily by a decrease in handset subsidies in Bolivia.

Blended Wireless Churn

Generally, prepaid churn rates are higher than postpaid churn rates. Prepaid churn rates have increased in New Zealand and Bolivia during times of intensive promotional activity as well as periods associated with high-volume consumer shopping, such as major events and holidays. There is generally less seasonality with postpaid churn rates, as postpaid churn is mostly a result of service contract expirations, equipment purchased on an installment payment basis being fully paid off, and new device or service launches.

Both New Zealand and Bolivia evaluate their subscriber bases periodically to assess activity in accordance with their subscriber service agreements, and customers who are unable to pay within established standards are terminated; their terminations are recorded as involuntary churn.

Blended wireless churn increased by 188 basis points and 137 basis points for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017, primarily due to increased churn in Bolivia. The increase in churn in Bolivia was primarily due to prepaid promotional activity in 2018.

Capital Expenditures

Capital expenditures include costs associated with acquiring property and equipment and placing them into service. The Company’s industry requires significant and on-going investments, including investment in new technologies and the expansion of capacity and geographical reach. Capital expenditures have a material impact on the Company’s cash flows; therefore, planning, funding and managing them is a key focus.

Capital expenditures represent purchases of property and equipment excluding capital expenditures acquired through vendor-backed financing and capital lease arrangements. Expenditures related to the acquisition of the Company’s spectrum licenses, if any, are not included in the Company’s capital expenditures amounts. The Company believes this measure best reflects its cost of capital expenditures in a given period and is a simpler measure for comparing between periods.

For the three and nine months ended September 30, 2018, compared to the same periods in 2017, the capital intensity percentage decreased two percentage points and increased one percentage point, respectively, representing a decrease of $5 million and an increase of $2 million in capital expenditures, respectively, due to the timing of network expansion projects to reduce roaming costs, continued LTE network overlay and software development enhancements.

Results of Operations

Consolidated Revenues

	Three Months Ended		Nine Months Ended
	September 30,		September 30,		% Variance
(in millions)	2018	2017	2018	2017	3 mo. vs 3 mo.		9 mo. vs 9 mo.
Revenues:
Wireless service revenues	$122.8	$133.2	$379.7	$400.8	(8%	)	(5%	)
Wireline service revenues	15.0	15.1	46.0	42.8	(1%	)	8%
Equipment sales	49.4	38.8	153.7	119.9	27%		28%
Non-subscriber ILD and other revenues	3.3	4.7	11.8	13.0	(30%	)	(9%	)
Total revenues	$190.4	$191.8	$591.2	$576.4	(1%	)	3%

Consolidated Wireless Service Revenues
Wireless service revenues decreased $10.4 million and $21.1 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017. Excluding the impact of foreign currency, wireless service revenues decreased $4.5 million and $16.3 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017, primarily due to decreases in prepaid revenues in Bolivia attributable to declines in data revenues as a result of promotional offers which increased the value of the offerings provided. Excluding the impact of foreign currency, consolidated data revenues decreased $1.8 million and $3.4 million for the three and nine months ended September 30, 2018, compared to the same periods in 2017, as increases in New Zealand were more than offset by the declines in Bolivia. Excluding the impact of foreign currency, wireless service revenues were flat in New Zealand for the three and nine months ended September 30, 2018, compared to the same periods in 2017.

Consolidated Wireline Service Revenues
Wireline service revenues were flat and increased $3.3 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017. Excluding the impact of foreign currency, wireline service revenues increased $1.2 million and $4.3 million, respectively, compared to the same periods in 2017, primarily due to the 16% growth in the wireline subscriber base in New Zealand.

Consolidated Equipment Sales
Equipment sales increased $10.6 million and $33.8 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017, due to a shift in product mix toward higher end devices coupled with an increase in the volume of sales over the same periods in the prior year in New Zealand. 2degrees also offered new plan options and promotions during 2018.

Consolidated Non-subscriber International Long Distance (“ILD”) and Other Revenues
Non-subscriber ILD and other revenues decreased $1.4 million and $1.2 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017. These changes resulted from individually insignificant items.

Consolidated Operating Expenses

Operating expenses represent expenditures incurred by the Company’s operations and its corporate headquarters.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,		% Variance
(in millions)	2018	2017	2018	2017	3 mo. vs 3 mo.		9 mo. vs 9 mo.
Operating expenses:
Cost of service, exclusive of depreciation, amortization and accretion shown separately	$48.0	$54.8	$153.6	$162.8	(12%	)	(6%	)
Cost of equipment sales	54.5	44.8	167.5	136.0	22%		23%
Sales and marketing	23.9	28.3	76.0	78.2	(15%	)	(3%	)
General and administrative	28.6	30.0	94.7	88.5	(5%	)	7%
Depreciation, amortization and accretion	28.2	26.0	84.9	79.8	8%		6%
Loss on disposal and abandonment of assets	1.0	0.3	1.0	0.6	224%		69%
Total operating expenses	$184.2	$184.1	$577.6	$545.9	0%		6%

Consolidated Cost of Service
Cost of service expense decreased $6.8 million and $9.2 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017, due to declines in both New Zealand and Bolivia. In New Zealand, the declines were mainly attributable to declines in non-subscriber interconnection costs associated with a decline in the volume of traffic terminating on other carriers’ network. In Bolivia, the declines were driven by decreases in interconnection costs due to a lower volume of voice and Short Message Service (“SMS”) traffic terminating outside of NuevaTel’s network. There were also declines associated with the strengthening of the U.S. dollar as compared to the New Zealand dollar and declines in national roaming costs in New Zealand attributable to 2degrees’ investment in increasing the coverage of its network.

Consolidated Cost of Equipment Sales
Cost of equipment sales increased $9.7 million and $31.5 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017, primarily due to a product mix shift toward higher end devices over the same periods in the prior year in New Zealand, as 2degrees has offered new plan options and promotions during the year which resulted in customer adoption of higher end devices.

Consolidated Sales and Marketing
Sales and marketing decreased $4.4 million and $2.2 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017. The decline for the three months ended September 30, 2018 was primarily due to the strengthening of the U.S. dollar as compared to the New Zealand dollar and decreases in advertising and promotion costs in both New Zealand and Bolivia. The decline for the nine months ended September 30, 2018 was due to a decline in Bolivia that more than offset the increase in New Zealand. In Bolivia, the decline was related mainly to the accrual for its customer loyalty program which ended in the third quarter of 2018. The net impact of the change of this accrual to reverse expenses that were previously recognized but not incurred through completion of the program was $2.2 million for the nine months ended September 30, 2018. In New Zealand, for the nine months ended September 30, 2018, there was an increase due to higher advertising and promotion costs compared to the same period in 2017.

Consolidated General and Administrative
General and administrative costs decreased $1.4 million and increased $6.1 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017. The decline for the three months ended September 30, 2018 was primarily due to the strengthening of the U.S. dollar as compared to the New Zealand dollar. The increase for the nine months ended September 30, 2018 was driven by increases in New Zealand of $1.4 million attributable to bad debt expense, approximately $1.4 million of additional equity-based compensation expense, and an increase in the loss on sales of EIP receivables of approximately $1.2 million. General and administrative costs also increased due to costs incurred related to the implementation of the new revenue recognition standard of approximately $0.5 million and $1.8 million for the three and nine months ended September 30, 2018, respectively.

Consolidated Depreciation, Amortization and Accretion
Depreciation, amortization and accretion increased $2.2 million and $5.1 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017, due to current and prior expenditures for network expansion projects to reduce roaming costs, continued LTE network overlay and software development enhancements.

Consolidated Other Expenses (Income)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,		% Variance
(in millions)	2018	2017	2018	2017	3 mo. vs 3 mo.		9 mo. vs 9 mo.
Interest expense	$11.1	$11.2	$33.7	$48.7	(1%	)	(31%	)
Change in fair value of warrant liability	(0.9)	-	(6.1)	(3.5)	n/m		(74%	)
Debt modification and extinguishment costs	4.2	-	4.2	6.7	100%		(37%	)
Other, net	4.9	(0.5)	4.3	(0.8)	n/m		616%

Consolidated Interest Expense
Interest expense decreased $0.1 million and $15.0 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017, primarily due to the refinancing and repayment of the 13.375% Trilogy LLC senior secured notes due 2019 (the “Trilogy 2019 Notes”) in the aggregate principal amount of $450 million. In May 2017, Trilogy LLC issued 8.875% senior secured notes due 2022 (the “Trilogy 2022 Notes”) in the aggregate principal amount of $350 million and used the proceeds thereof, together with cash on hand, to repay the Trilogy 2019 Notes. This refinancing and repayment had the effect of reducing annualized interest costs at Trilogy LLC from approximately $60 million to approximately $31 million.

Consolidated Change in Fair Value of Warrant Liability
As of February 7, 2017 in connection with the completion of the Arrangement, TIP Inc.’s issued and outstanding warrants were classified as a liability, as the warrants are written options that are not indexed to Common Shares. The warrant liability is marked-to-market each reporting period with the changes in fair value recorded as a gain or loss in the Condensed Consolidated Statement of Operations. The change in fair value of the warrant liability was due to changes in the trading price of warrants. For the three and nine months ended September 30, 2018, the non-cash gain increased $1.0 million and $2.6 million, respectively, compared to the same periods in 2017.

Consolidated Debt Modification and Extinguishment Costs
Debt modification costs increased $4.2 million and decreased $2.5 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017. The increase for the three months ended September 30, 2018 was due to the refinancing of the 2degrees’ existing senior debt facility during the period. In July 2018, 2degrees entered into a new debt agreement (“New Zealand 2021 Senior Facilities Agreement”) and approximately $3.7 million of fees paid to lenders and third parties in connection with the refinancing were expensed. Additionally, approximately $0.5 million of unamortized deferred financing costs were expensed during the third quarter of 2018 as a result of the refinancing. The decrease for the nine months ended September 30, 2018 as compared to the same period in 2017 was due to the costs in 2017 associated with the refinancing of the Trilogy 2019 Notes exceeding the costs in 2018 associated with the refinancing of the 2degrees’ senior debt facility.

Consolidated Other, Net
Other, net expense increased $5.4 million and $5.2 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017. These increases were primarily driven by a $4.5 million fine in Bolivia accrued in September 2018 related to a network outage that occurred in 2015. NuevaTel intends to appeal this ruling. For additional information, see Note 13 – Commitments and Contingences to the Company’s Condensed Consolidated Financial Statements.

Consolidated Income Taxes

	Three Months Ended		Nine Months Ended
	September 30,		September 30,		% Variance
(in millions)	2018	2017	2018	2017	3 mo. vs 3 mo.		9 mo. vs 9 mo.
Income tax expense	$0.9	$2.6	$4.9	$7.1	(65%	)	(31%	)

Income Tax Expense

Income tax expense declined $1.7 million and $2.2 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017, primarily due to lower pre-tax earnings in Bolivia.

Business Segment Analysis

The Company’s two reporting segments (New Zealand (2degrees) and Bolivia (NuevaTel)) provide a variety of wireless voice and data communications services, including local, international long distance and roaming services for both subscribers and international visitors roaming on the Company’s networks. Services are provided to subscribers on both a postpaid and prepaid basis. In Bolivia, fixed public telephony services are also offered via wireless backhaul connections, as well as in-home use based on WiMAX technology. In New Zealand, fixed-broadband services, or wireline services, have been offered since May 2015.

The Company’s networks support several digital technologies: GSM, 3G, 4G LTE and WiMAX. In Bolivia, the Company launched 4G LTE services in May 2015 and the Company had 1,095 4G LTE sites on-air as of September 30, 2018, an increase of 57 4G LTE sites during the third quarter of 2018. In New Zealand, the Company launched 4G LTE services in 2014 and the Company had 1,040 4G LTE sites on-air as of September 30, 2018.

	2degrees	NuevaTel
Trilogy LLC Ownership Percentage as of September 30, 2018	73.3%	71.5%
Launch Date	August 2009	November 2000
Population (in millions)(1)	4.5	11.1
Wireless Penetration(2)	144%	83%
Company Wireless Subscribers (in thousands) as of September 30, 2018	1,356	2,098
Company Market Share of Wireless Subscribers(2)	23%	22%

Notes:

(1)Source: The U.S. Central Intelligence Agency’s World Factbook as of July 2017.
(2)Source: Management estimate based on most currently available information.

Following its launch in 2009 as New Zealand’s third wireless entrant, 2degrees quickly gained market share. Management estimates that 2degrees has a 23% market share of wireless subscribers in New Zealand based on the most currently available information. The Company believes there is continued opportunity for significant growth in the estimated $5 billion NZD New Zealand telecommunications market where we estimate 2degrees has approximately a 13% share of the revenue.

The Bolivian market also consists of three mobile operators. The Company’s Bolivian operation has matured into a stable generator of revenue and cash flow since its launch in 2000, with a 22% estimated market share of wireless subscribers based on the most currently available information. The cash flow generated from its operations has been used to fund its ongoing 4G LTE network expansion as well as to pay dividends to shareholders. Bolivia has very low smartphone and broadband penetration compared to other Latin American markets, thus creating opportunity for continued growth in data revenues. Furthermore, the Company believes that smartphone price decreases and the introduction of other mobile data-capable devices along with additional content will accelerate the data adoption and smartphone penetration rate and data usage in Bolivia.

New Zealand (2degrees)

2degrees launched commercial service in 2009. As of September 30, 2018, Company-controlled entities owned 73.3% of 2degrees with the remaining interests (26.7%) owned by Tesbrit B.V., a Dutch investment company.

Overview

Prior to 2degrees’ entry, the New Zealand wireless communications market was a duopoly, and the incumbent operators, Vodafone and Telecom New Zealand (now Spark New Zealand), were able to set relatively high prices, which resulted in low wireless usage by consumers. Additionally, mobile revenue in New Zealand in 2009 was only 31% of total New Zealand telecommunications industry revenue, compared to 42% for the rest of Organization for Economic Cooperation and Development (“OECD”) countries. These two factors led the Company to believe this market presented a significant opportunity for a third competitor to enter the market successfully.

Consequently, 2degrees launched in the New Zealand wireless market in 2009 through innovative pricing, a customer-centric focus, and differentiated brand positioning. 2degrees introduced a novel, low-cost, prepaid mobile product that cut the incumbents’ prices of prepaid voice calls and text messages in half and rapidly gained market share. Since then, 2degrees has reinforced its reputation as the challenger brand by combining low-cost alternatives with excellent customer service. Management estimates 2degrees’ market share of wireless subscribers to be approximately 23% based on most currently available information.

Additionally, 2degrees provides fixed broadband communications services to residential and enterprise customers.

Services; Distribution; Network; 2degrees Spectrum Holdings

For a discussion of these topics, please refer to TIP Inc.’s MD&A for the year ended December 31, 2017.

Governmental Regulation

New Zealand has a Minister of Broadcasting, Communications and Digital Media, supported by the Ministry of Business Innovation and Employment (“MBIE”), which advises on policy for telecommunications and spectrum issues. Following a general election in October 2017, the New Zealand Labour, New Zealand First and Green parties formed a new coalition government. The current Minister of Broadcasting, Communications and Digital Media is a New Zealand Labour MP, appointed to this position in September 2018. The New Zealand Labour party has signaled particular interest in digital content, digital inclusion, regional and broadcasting issues. The government has established a Digital Economy and Digital Inclusion Ministerial Advisory Group to advise the government on how it can best meet its objectives to grow the digital economy, reduce digital divides and benefit from new digital technologies.

The MBIE also administers the allocation of radio frequency licenses. 2degrees offers service pursuant to licenses in the 700 MHz band, the 900 MHz band, the 1800 MHz band and the 2100 MHz band. 2degrees’ 900 MHz and 700 MHz spectrum licenses expire in, or can be extended to, 2031; the 2degrees 1800 MHz and 2100 MHz spectrum licenses expire in 2021. The MBIE is due to offer renewals for 1800 MHz and 2100 MHz licenses to 2degrees and its wireless competitors in the near future; however, the MBIE has indicated that it may not offer renewals for all of this spectrum, and instead may hold a portion of the spectrum for re-allocation in the future. The MBIE is also preparing for the introduction of 5G services in New Zealand, including consideration of 5G spectrum allocations and timing. In line with international developments, the 3.5 GHz band is likely to be allocated as the first key 5G band. The MBIE is currently considering technical issues related to such an allocation. The MBIE is also considering other potential 5G bands, including 600 MHz, 1400 MHz, 2300 MHz spectrum and mmWave spectrum (above 20 GHz).

The politically independent Commerce Commission of New Zealand (the “Commerce Commission”) is responsible for implementation of New Zealand’s Telecommunications Act 2001. The Commerce Commission includes a Telecommunications Commissioner, who oversees a team that monitors the telecommunications marketplace and identifies telecommunications services that warrant regulation. Recommendations are made to the Minister. For services that are regulated, the Commerce Commission is authorized to set price and/or non-price terms for services and to establish enforcement arrangements applicable to regulated services. The Commerce Commission’s responsibilities include wholesale regulation of the fixed line access services that 2degrees offers, including unbundled bitstream access. The Commerce Commission is currently conducting a study of the mobile market under its monitoring powers and has solicited public comment on this study. The purpose of this review is to develop a common understanding of the competitive landscape and any future competition issues. It considers both evolving consumer preferences and technological shifts, including implications of fixed-mobile convergence and 5G for infrastructure sharing and wholesale access regulation. The Commerce Commission is expected to provide an update on its initial findings by year-end 2018.The Commerce Commission is also carrying out a study on domestic backhaul services.

The New Zealand government completed a review of the Telecommunications Act 2001 and issued policy recommendations in June 2017. Draft legislation is currently being considered by parliament, with enactment expected in the near future. This draft legislation sets out a new regulatory framework for fiber services, which 2degrees uses for the provision of both fixed broadband and mobile communications services to its customers. The legislation proposes taking a regulated ‘utility style’ building blocks approach post-2020, representing a shift from the current Total Service Long Run Increment Cost (“TSLRIC”) pricing approach applied to copper services. Copper services will be deregulated in areas where fiber services are available. Access to fiber unbundling will be required, but is not proposed to be price-regulated. Telecommunications monitoring will be expanded to provide a greater emphasis on service quality rather than the current price and coverage focus. The government has not yet determined how to fund such monitoring activities.

No major changes to the regulation of mobile-specific services have been proposed, but various Telecommunications Act 2001 processes will be streamlined, shortening the time for implementation of future regulations, which could include rules governing the mobile sector.

The New Zealand government has taken an active role in funding fiber (the Ultra-Fast Broadband Initiative) and wireless infrastructure (the Rural Broadband Initiative) (“RBI”) to enhance citizens’ access to higher speed broadband services. The Ultra-Fast Broadband Initiative has been extended over time and is now expected to reach 87% of the population by December 2022. In addition, the government announced an extension of the RBI and a Mobile Black Spots Fund, allocating $150 million NZD for these purposes. In April 2017, 2degrees submitted a bid with the other national mobile providers, Vodafone and Spark, to form a joint venture that would deliver a shared wireless broadband/mobile solution in rural areas identified by the government. In August 2017, the New Zealand government signed an agreement with the joint venture to fund a portion of the country’s rural broadband infrastructure project (the “RBI2 Agreement”). Under the RBI2 Agreement, 2degrees has committed to invest $20 million NZD over several years in accordance with payment milestones agreed upon between the parties to the agreement. 2degrees will also contribute to the operating costs of the RBI network.

In the past, New Zealand’s government has supported competition in the telecommunications market. In February 2017, the Commerce Commission rejected a proposed merger between Vodafone, one of 2degrees’ competitors, and Sky Network Television, a satellite pay television provider, on grounds that the transaction would lessen competition. The government also has previously imposed limits on the quantity of spectrum that any one party and its associates can hold in specific frequency bands, and has permitted purchasers of spectrum rights to satisfy their purchase payment obligations over time (both of which assisted 2degrees’ ability to acquire spectrum rights); however, the government does not have a clear policy to continue these practices.

New Zealand - Operating Results

	Three Months Ended		Nine Months Ended
	September 30,		September 30,			% Variance
(in millions, unless otherwise noted)	2018	2017	2018		2017	3 mo. vs. 3 mo.		9 mo. vs. 9 mo.
Service revenues	$81.2	$88.2	$256.9		$260.2	(8%	)	(1%	)
Total revenues	$129.6	$125.8	$408.2		$376.9	3%		8%
Data as a % of wireless service revenues (1)	68%	64%	67%		63%	n/m		n/m
New Zealand Adjusted EBITDA	$23.8	$20.9	$64.6		$64.4	14%		0%
New Zealand Adjusted EBITDA Margin %(2)	29%	24%	25%		25%	n/m		n/m

Postpaid Subscribers (in thousands)
Net additions	9	11	22		18	(15%	)	18%
Total postpaid subscribers	418	391	418		391	7%		7%

Prepaid Subscribers (in thousands)
Net additions (losses)	(45)	-	(86	)(3)	(27)	n/m		(221%	)
Total prepaid subscribers	939	1,040	939		1,040	(10%	)	(10%	)

Total wireless subscribers (in thousands)	1,356	1,430	1,356		1,430	(5%	)	(5%	)

Wireline Subscribers (in thousands)
Net additions	3.2	2.8	9.3		11.5	11%		(19%	)
Total wireline subscribers	78	67	78		67	16%		16%
Total ending subscribers (in thousands)	1,434	1,497	1,434		1,497	(4%	)	(4%	)

Blended wireless churn	3.50%	3.22%	3.20%	(3)	3.16%	n/m		n/m
Postpaid churn	1.40%	1.72%	1.59%		1.56%	n/m		n/m

Monthly blended wireless ARPU (not rounded)	$15.44	$16.19	$16.10		$16.02	(5%	)	0%
Monthly postpaid wireless ARPU (not rounded)	$33.84	$37.39	$35.13		$36.73	(9%	)	(4%	)
Monthly prepaid wireless ARPU (not rounded)	$7.44	$7.64	$7.78	(3)	$7.81	(3%	)	(0%	)

Capital expenditures (4)	$9.9	$16.9	$35.9		$37.9	(41%	)	(5%	)
Capital intensity	12%	19%	14%		15%	n/m		n/m

n/m - not meaningful
Notes:

(1)

Definition of data revenues has been updated to exclude revenues related to SMS usage. See "Definitions and Reconciliations of Non-GAAP Measures- Key Industry Performance Measures-Definitions" in this MD&A.

(2)	New Zealand Adjusted EBITDA Margin is calculated as New Zealand Adjusted EBITDA divided by New Zealand Service revenues.
(3)

Includes approximately 37 thousand deactivations of prepaid wireless subscribers in the nine months ended September 30, 2018 relating to the 2G network shutdown that occurred during the three months ended March 31, 2018. Exclusive of these deactivations resulting from the 2G network shutdown, prepaid net losses would have been 50 thousand, blended wireless churn would have been 2.87% and monthly prepaid wireless ARPU would have been $7.64 for the nine months ended September 30, 2018.

(4)	Represents purchases of property and equipment excluding capital expenditures acquired through vendor-backed financing and capital lease arrangements.

Three and Nine Months Ended September 30, 2018 Compared to Same Periods in 2017

Service revenues declined $7.0 million and $3.3 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017. Excluding the impact of foreign currency, service revenues increased $0.5 million and $2.7 million, respectively, compared to the same periods in 2017. These increases were due to higher postpaid wireless and wireline service revenues driven by the larger postpaid and wireline subscriber bases. Excluding the impact of foreign currency, postpaid wireless service revenues increased $2.4 million and $5.5 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017, and wireline service revenues increased $1.2 million and $4.3 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017. These increases were partially offset by declines in prepaid revenues driven by 2degrees enhancing the value of service offerings in response to competitive changes. Additionally, there was a decline in roamer revenues due to a decline in the volume of other operators’ subscribers’ traffic on our network along with the shutdown of our 2G network in the first quarter of 2018.

Total revenues increased $3.8 million and $31.3 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017, primarily due to an increase in equipment sales. Equipment sales increased $10.8 million and $34.5 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017. These increases were primarily due to increased sales of higher-end devices coupled with an increase in the volume of sales over the same periods in the prior year. Under the EIP, 2degrees now offers the option to pay for handsets in installments over a period of up to 36 months in addition to 24 months.

For the three and nine months ended September 30, 2018, compared to the same periods in the prior year, operating expenses increased $3.7 million and $38.5 million, respectively, primarily due to the following:

•

Cost of service declined $5.8 million and $6.3 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017, primarily due to a decline in non-subscriber interconnection costs associated with the decline in roamer traffic and non-subscriber ILD traffic. The decrease in cost of service was also due to a decrease attributable to the strengthening of the U.S. dollar as compared to the New Zealand dollar of $2.7 million and $2.2 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017. Additionally, for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017, there were declines in national roaming costs attributable to 2degrees’ investment in increasing the coverage of its network. These declines were partially offset by transmission expense increases associated with the growth of the wireline subscriber base;

•

Cost of equipment sales increased $10.7 million and $33.0 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017, primarily due to the aforementioned shift in product mix toward high-end devices and increased sales volume;

•

Sales and marketing declined $2.5 million and increased $2.1 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017. The decrease in sales and marketing expenses for the three months ended September 30, 2018, compared to the same period in 2017, was primarily due to the strengthening of the U.S. dollar as compared to the New Zealand dollar. Additionally, there was a decrease in advertising and promotions costs of $1.4 million attributable to efforts to stimulate subscriber growth and retention through new plans and promotions launched in 2017, coupled with the timing of handset model release dates. The increase in sales and marketing expenses for the nine months ended September 30, 2018, compared to the same period in 2017, was primarily due to an increase in advertising and promotions costs of $1.6 million related to 2degrees’ sponsorship of several rugby teams in 2018, partially offset by the strengthening of the U.S. dollar as compared to the New Zealand dollar;

•

General and administrative declined $1.5 million and increased $3.8 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017. The decrease for the three months ended September 30, 2018, compared to the same period in 2017, was primarily due to the strengthening of the U.S. dollar as compared to the New Zealand dollar and partially due to a reduction in bad debt expense associated with our IT transition in 2017. The increase for the nine months ended September 30, 2018, compared to the same period in 2017, was driven by an increase in bad debt expense, equity-based compensation, and loss on sale of EIP receivables. Bad debt expense increased $1.4 million and was mostly attributable to the wireline business and an increase in the EIP allowance for doubtful accounts. The $1.4 million increase in equity-based compensation expense was primarily driven by the extension of the expiration date of certain service-based share options and the new share options issued in 2018. Loss on sale of EIP receivables increased $1.2 million driven by an increase in sale of receivables during 2018. General and administrative costs also increased $1.1 million related to costs for the implementation of the new revenue recognition standard; and

•

Depreciation, amortization, and accretion increased $2.1 million and $5.3 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017, due to current and prior investment in the LTE network overlay and software development enhancements.

New Zealand Adjusted EBITDA increased by $2.8 million and $0.2 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017. Excluding the impact of foreign currency, there was an increase of $4.6 million and $1.6 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017. These increases in Adjusted EBITDA were primarily the result of increases in postpaid and wireline service revenues more than offsetting declines in prepaid revenues.

Capital expenditures decreased $6.9 million and $2.0 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017. These decreases were primarily due to the timing of capital expenditures towards network expansion projects to reduce roaming costs, continued LTE network overlay and software development enhancements.

Subscriber Count

2degrees’ wireless subscriber base decreased 5%, compared to September 30, 2017, driven by a decrease in prepaid subscribers. This decline was primarily due to the 2G shutdown in the first quarter of 2018, which deactivated 37 thousand low-value 2G subscribers, partially offset by the continued growth in postpaid wireless subscribers. As of September 30, 2018, postpaid wireless subscribers comprised approximately 31% of the total wireless subscriber base, an increase of three percentage points from September 30, 2017. Postpaid wireless subscriber growth of 7% was primarily driven by promotional offers coupled with sequential improvements in postpaid churn. As of September 30, 2018, 2degrees’ wireline subscriber base increased 16% compared to the third quarter of 2017. Wireline subscriber growth was mainly due to more competitive offers that were well received in the market.

Blended Wireless ARPU

2degrees’ blended wireless ARPU is generally driven by the mix of postpaid and prepaid subscribers, foreign currency exchange rate fluctuations, the amount of data consumed by the subscriber, and the mix of service plans and bundles.

Blended wireless ARPU decreased 5% and was flat for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017. Excluding the impact of foreign currency, blended wireless ARPU increased 4% and 3% for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017. These increases were primarily due to the higher proportion of postpaid wireless subscribers, partially offset by a decline in roaming revenue per average subscriber. Additionally, blended wireless ARPU related to data revenues increased 1% and 6% for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017, or 11% and 9% excluding foreign currency impact.

New Zealand Business Outlook, Competitive Landscape and Industry Trend

The New Zealand Business Outlook, Competitive Landscape and Industry Trend are described in TIP Inc.’s MD&A for the year ended December 31, 2017.

Bolivia (NuevaTel)

The Trilogy LLC founders launched NuevaTel in 2000 while they served in senior management roles with Western Wireless. Trilogy LLC subsequently acquired a majority interest in the business in 2006 and currently owns 71.5% of NuevaTel, with the remaining 28.5% owned by Comteco, a large cooperatively owned fixed line telephone provider in Bolivia.

Overview

NuevaTel, which operates under the brand name “Viva” in Bolivia, provides wireless, long distance, public telephony and wireless broadband communication services. It provides competitively priced and technologically advanced service offerings and high quality subscriber care. NuevaTel focuses its customer targeting efforts on millennials and differentiates itself through simplicity, transparency and a strong national brand. As of September 30, 2018, NuevaTel had approximately 2.1 million wireless subscribers representing an estimated 22% subscriber market share.

Services; Distribution; Network; NuevaTel Spectrum Holdings

For a discussion of these topics, please refer to TIP Inc.’s MD&A for the year ended December 31, 2017.

Governmental Regulation

NuevaTel operates two spectrum licenses in the 1900 MHz band; the first license expires in November 2019, and the second license expires in 2028. Additionally, NuevaTel provides 4G LTE services in the 1700 / 2100 MHz bands with a license term expiring in 2029. NuevaTel also provides fixed broadband services using WiMAX and fixed LTE technologies through spectrum licenses in the 3500 MHz band with minimum terms ranging from 2024 to 2027. The long distance and public telephony licenses held by NuevaTel are valid until June 2042 and February 2043, respectively. The long distance license and the public telephony license are free and are granted upon request.

The Bolivian telecommunications law (“Bolivian Telecommunications Law”), enacted on August 8, 2011, requires telecommunications operators to pay recurring fees for the use of certain spectrum (such as microwave links), and a regulatory fee of 1% and a universal service tax of up to 2% of gross revenues. The law also authorizes the Autoridad de Regulación y Fiscalización de Telecomunicaciones y Transportes of Bolivia (the “ATT”), Bolivia’s telecommunications regulator, to promulgate rules governing how service is offered to consumers and networks are deployed. The ATT has required wireless carriers to publish data throughput speeds to their subscribers and to pay penalties if they do not comply with transmission speed commitments. It required carriers to implement number portability by October 1, 2018. The ATT has also conditioned the 4G LTE licenses it awarded to Tigo and NuevaTel on meeting service deployment standards, requiring that the availability of 4G LTE service expand over a 96-month period from urban to rural areas. NuevaTel has met its initial 4G LTE launch commitments.

The ATT has aggressively investigated and imposed sanctions on all wireless carriers in connection with the terms on which they offer service to consumers, the manner in which they bill and collect for such services, the manner in which they maintain their networks and the manner in which they report to the ATT regarding network performance (including service interruptions). In the case of NuevaTel, the ATT has assessed fines totaling approximately $6.7 million in connection with proceedings concerning past service quality deficiencies in 2010 and a service outage in 2015. The fine relating to 2010 service quality deficiencies, in the amount of $2.2 million, was annulled by the Bolivian Supreme Court on procedural grounds, but the ATT was given the right to impose a new fine. The ATT has until December 2019 to do so. Should it decide to impose a new fine, NuevaTel can discharge the fine by paying half of the penalty on condition that it waives its right to appeal. The Company has accrued the $2.2 million. The fine relating to the 2015 service outage, $4.5 million, was also annulled by the Bolivian Public Works Ministry, which supervises the ATT; however, the ATT was allowed to re-impose the fine, which it did, although it has noted in its findings that the outage was a force majeure event. NuevaTel filed an appeal to the Ministry against the re-imposition of the fine. In September 2018, the Ministry notified NuevaTel that it rejected the appeal and that NuevaTel would be required to pay the $4.5 million fine plus interest. NuevaTel accrued $4.5 million in the third quarter of 2018 within Other non-current liabilities as presented in the Condensed Consolidated Balance Sheet as of September 30, 2018 and recorded the expense in Other, net in the Condensed Consolidated Statements of Operations and Comprehensive Loss for the three and nine months then ended. NuevaTel intends to appeal the Ministry’s decision to the Supreme Tribunal of Justice.

NuevaTel’s licensing contracts typically require that NuevaTel post a performance bond valued at 7% of projected revenue for the first year of the respective terms and 5% of gross revenue of the authorized service in subsequent years. Such performance bonds are enforceable by the ATT in order to guarantee that NuevaTel complies with its obligations under the licensing contract and to ensure that NuevaTel pays any fines, sanctions or penalties it incurs from the ATT. NuevaTel and other carriers are permitted by ATT regulations to meet their performance bond requirements by using insurance policies, which must be renewed annually. If NuevaTel is unable to renew its insurance policies, it would be required to seek to obtain a performance bond issued by a Bolivian bank. This performance bond would likely be available under less attractive terms than NuevaTel’s current insurance policies. The failure to obtain such a bond could have a material adverse effect on the Company’s business, financial condition and prospects.

Under the Bolivian Telecommunications Law, carriers must negotiate new licenses (to replace their existing concessions) with the government. Both the law and the Bolivian constitution specify that carriers’ vested rights under their existing concessions will be preserved; however, the Company cannot guarantee that these protections will be respected by the Bolivian government. The ATT migrated the original concessions of Entel and Tigo, wireless competitors to NuevaTel, to new licenses in 2016 in conjunction with renewing their original concessions that were due to expire. In early 2016, the ATT also issued a proposed replacement contract template to NuevaTel that purportedly incorporates provisions of the licenses accepted by Entel and Tigo. NuevaTel has submitted comments on the draft to the ATT and is in discussions with the ATT regarding revisions to the draft. The Company cannot guarantee whether any of NuevaTel’s proposed revisions will be accepted by the ATT, whether a proposed replacement license will be offered by the ATT to NuevaTel, whether the terms of any replacement license will fully respect NuevaTel’s vested rights under its existing concession, or whether a replacement license will eliminate the need for NuevaTel to seek a license renewal at the time its existing concession is scheduled to expire in November 2019. Nonetheless, NuevaTel expects to renew the license and estimates that a payment of approximately $25 million will be due in the fourth quarter of 2019 prior to the expiration. The payment is expected to be funded with cash resources from a combination of NuevaTel’s operating cash flows, changes in the timing of property and equipment purchases, and potential strategic and operational initiatives in Bolivia.

Entel, the government-owned wireless carrier, maintains certain advantages under the Bolivian Telecommunications Law. Entel normally receives 75% of the universal service tax receipts paid to the government by wireless carriers; Entel uses these funds to expand its network in rural areas that are otherwise unprofitable to serve. Also, the Bolivian Telecommunications Law guarantees Entel access to new spectrum licenses, although it does require Entel to pay the same amount for new and renewed spectrum licenses as are paid by those who acquire spectrum in auctions or by arrangement with the government (including payments for license renewals).

Bolivia - Operating Results

	Three Months Ended		Nine Months Ended
	September 30,		September 30,		% Variance
(in millions, unless otherwise noted)	2018	2017	2018	2017	3 mo. vs. 3 mo.		9 mo. vs 9 mo.

Service revenues	$59.6	$64.7	$180.1	$196.1	(8%	)	(8%	)
Total revenues	$60.5	$65.9	$182.4	$199.2	(8%	)	(8%	)
Data as a % of wireless service revenues (1)	47%	51%	47%	48%	n/m		n/m
Bolivia Adjusted EBITDA	$16.9	$18.7	$52.1	$61.1	(10%	)	(15%	)
Bolivia Adjusted EBITDA Margin %(2)	28%	29%	29%	31%	n/m		n/m
Postpaid Subscribers (in thousands)
Net additions (losses)	-	2	5	(2)	(81%	)	421%
Total postpaid subscribers	346	343	346	343	1%		1%

Prepaid Subscribers (in thousands)
Net additions (losses)	(179)	(23)	(106)	(103)	(691%	)	(4%	)
Total prepaid subscribers	1,692	1,706	1,692	1,706	(1%	)	(1%	)

Other wireless subscribers(3)	59	62	59	62	(4%	)	(4%	)
Total wireless subscribers (in thousands)	2,098	2,111	2,098	2,111	(1%	)	(1%	)

Blended wireless churn	8.94%	6.13%	8.32%	6.11%	n/m		n/m
Postpaid churn	1.58%	1.53%	1.71%	1.70%	n/m		n/m

Monthly blended wireless ARPU (not rounded)	$9.02	$10.06	$9.23	$9.96	(10%	)	(7%	)
Monthly postpaid wireless ARPU (not rounded)	$22.39	$23.70	$22.54	$23.53	(6%	)	(4%	)
Monthly prepaid wireless ARPU (not rounded)	$6.08	$7.05	$6.27	$6.97	(14%	)	(10%	)
Capital expenditures(4)	$10.0	$7.6	$22.2	$17.3	33%		28%
Capital intensity	17%	12%	12%	9%	n/m		n/m

n/m - not meaningful
Notes:
(1)Definition of data revenues has been updated to exclude revenues related to SMS usage. See "Definitions and Reconciliations of Non-GAAP Measures- Key Industry Performance Measures-Definitions" in this MD&A.
(2)Bolivia Adjusted EBITDA Margin is calculated as Bolivia Adjusted EBITDA divided by Bolivia Service revenues.
(3)Includes public telephony and other wireless subscribers.
(4)Represents purchases of property and equipment excluding capital expenditures acquired through vendor-backed financing and capital lease arrangements.

Three and Nine Months Ended September 30, 2018 Compared to Same Periods in 2017

Service revenues declined by $5.1 million and $16.0 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017, primarily due to a decline in data revenues. The decline in data revenues was mainly driven by competitive pricing changes in the market ahead of the introduction of mobile number portability on October 1, 2018.

Data revenues represented 47% of wireless services revenues for the three and nine months ended September 30, 2018, respectively, a decrease from 51% and 48% over the same periods in 2017. LTE adoption increased to 28% as of September 30, 2018 from 19% as of September 30, 2017. Growth of LTE users continues which has driven an overall increase in data consumption, which has partially offset pricing pressure in the market.

Total revenues declined by $5.3 million and $16.8 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017, primarily due to the decrease in service revenues discussed above.

For the three and nine months ended September 30, 2018 compared to the same periods in 2017, operating expenses decreased $3.4 million and $8.1 million, respectively, largely due to the following:

➢

Cost of service decreased $1.0 million and $2.9 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017, primarily due to a decrease in interconnection costs due to lower voice and SMS traffic terminating outside of NuevaTel’s network;

➢

Cost of equipment sales decreased $1.0 million and $1.4 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017, mainly due to a decrease in the number of handsets sold; and

➢

Sales and marketing decreased $1.8 million and $4.4 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017, primarily due to decreases in customer retention and advertising expenses. The decrease in customer retention expense was driven mainly by the change in the accrual for its customer loyalty program which ended in the third quarter of 2018. The net impact of the change of this accrual to reverse expenses that were previously recognized but not incurred through completion of the program was $2.2 million for the nine months ended September 30, 2018.

Bolivia Adjusted EBITDA declined $1.8 million and $9.0 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017, primarily due to the decrease in total revenues partially offset by lower operating expenses.

Capital expenditures increased by $2.5 million and $4.9 million for three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017, mainly due to timing of spending for the LTE overlay in 2018.

Subscriber Count

Bolivia’s wireless subscriber base has historically been predominantly prepaid, although the postpaid portion of the base has grown in recent years. In addition to prepaid and postpaid, Bolivia’s wireless subscriber base includes public telephony subscribers, as well as fixed wireless subscribers; these subscribers comprised 3% of the overall subscriber base as of September 30, 2018.

As of September 30, 2018, Bolivia’s wireless subscriber base declined 1% compared to September 30, 2017, resulting from a 1% decline in prepaid subscribers. Partially offsetting this decline, postpaid subscribers increased 1% as compared to September 30, 2017.

The decrease in prepaid subscribers is largely due to a higher number of deactivations of new prepaid customers in the third quarter of 2018 as compared to third quarter of 2017 resulting from the conclusion of a promotion in the second quarter of 2018 which encouraged new subscriber acquisitions over customer retention. The increase in postpaid subscribers has been driven by competitive pricing and attractive device subsidies offered in 2018 coupled with promoting NuevaTel’s network as the fastest in Bolivia.

Blended Wireless ARPU

Bolivia’s blended wireless ARPU is generally driven by LTE adoption, the mix and number of postpaid and prepaid subscribers, its service rate plans, and any discounts or promotional activities used to drive either subscriber growth or data usage increases. Subscriber usage of web navigation, voice services, SMS, and value-added services also have an impact on Bolivia’s blended wireless ARPU.

Blended wireless ARPU decreased by 10% and 7% for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017. These decreases were primarily due to 14% and 10% decreases in prepaid wireless ARPU for the three and nine months ended, respectively, driven mostly by a decrease in data revenues. Data revenues were impacted during 2018 by promotional offers increasing value for price, which more than offset the increase in data usage.

Bolivia Business Outlook, Competitive Landscape and Industry Trend

The Bolivia Business Outlook, Competitive Landscape and Industry Trend are described in TIP Inc.’s MD&A for the year ended December 31, 2017.

Selected Financial Information

The following tables set forth our summary consolidated financial data for the periods ended and as of the dates indicated below.

The summary consolidated financial data is derived from our Condensed Consolidated Financial Statements for each of the periods indicated in the following tables.

Differences between amounts set forth in the following tables and corresponding amounts in our Condensed Consolidated Financial Statements and related notes which accompany this MD&A are a result of rounding. Amounts for subtotals, totals and percentage variances presented in the following tables may not sum or calculate using the numbers as they appear in the tables because of rounding.

Selected balance sheet information

The following table shows selected consolidated financial information for the Company’s financial position as of September 30, 2018 and December 31, 2017. The table below provides information related to the cause of the changes in financial position by financial statement line item for the periods compared.

Consolidated Balance Sheet Data

	As of September 30,	As of December 31,
(in millions, except as noted)	2018	2017	Change includes:
Cash and cash equivalents % Change	$35.0 (26%)	$47.1

Decrease is primarily due to payment of $15.5M interest on the Trilogy LLC 2022 Notes. See “Liquidity and Capital Resources Measures” within this MD&A. NuevaTel’s prepayment of annual license and spectrum fees during the first quarter of 2018, NuevaTel’s dividend payments to noncontrolling interests, and the Company’s acquisitions of short-term investments also contributed to the decrease in cash. These decreases were partially offset by the maturity of short-term investments.

Other current assets % Change	152.8 (26%)	153.6

Decrease is due to the maturity of short- term investments, largely offset by additions of 2degrees' short-term unbilled EIP receivables and the absence of sales of EIP receivables during the third quarter of 2018. An increase in 2degrees' inventory balance also contributed to the offset.

Property, equipment and intangibles % Change	472.2 (8%)	515.9

Decrease is due to additions during the period being less than depreciation and amortization. There was also an approximately $21 million decline attributable to the cumulative foreign currency translation adjustment due to the strengthening of the U.S. dollar as compared to the New Zealand dollar.

Other non-current assets % Change	57.6 30%		44.4	Increase is due to additions of 2degrees' long-term unbilled EIP receivables and prepayment related to NuevaTel's IRU capacity agreement.

Total assets	$717.7		$761.0
Current portion of long-term debt	$7.6		$10.7

Decrease is primarily due to the classification as of September 30, 2018 of the outstanding amount of the New Zealand 2021 Senior Facilities Agreement as long- term debt, with no current portion as of September 30, 2018, as a result of the refinancing in July 2018.

% Change	(29%	)

All other current liabilities % Change	203.7 (3%)		209.5

Decrease reflects decrease in the fair value price of warrants and an income tax payment at NuevaTel during the second quarter of 2018, partially offset by an increase in accrued interest on the Trilogy LLC 2022 Notes. There was also a decline of approximately $10 million attributable to the cumulative foreign currency translation adjustment.

Long-term debt % Change	503.2 1%		496.5

Increase is primarily due to the classification of the New Zealand 2021 Senior Facilities Agreement as discussed above, partially offset by the transfers to Current portion of long-term debt of the installments due within one year under the NuevaTel’s syndicated loan.

All other non-current liabilities % Change	35.3 (7%)		38.1	Decrease is due to individually insignificant items.

Total shareholders' (deficit) equity % Change	(32.1 (618%	) )	6.2	Change is primarily due to net losses, NuevaTel's dividends distributed to noncontrolling interests and foreign currency translation adjustments.
Total liabilities and shareholders' (deficit) equity	$717.7		$761.0

Selected quarterly financial information

The following table shows selected quarterly financial information prepared in accordance with U.S. GAAP. Amounts related to the amortization of imputed discount on EIP receivables have been reclassified from Other, net and are now included as a component of Service revenues and amounts related to the change in fair value of warrant liability have been reclassified from Other, net to conform to the current period presentation. These reclassifications had no effect on previously reported results of operations.

(in millions, except per unit amounts)	2018			2017				2016
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Service revenues	$141.0	$147.6	$148.9	$143.5	$153.0	$151.4	$152.2	$154.6
Equipment sales	49.4	50.5	53.8	58.9	38.8	42.1	39.0	58.8
Total revenues	190.4	198.1	202.7	202.5	191.8	193.5	191.2	213.4
Operating expenses	(184.2)	(193.1)	(200.4)	(198.8)	(184.1)	(182.3)	(179.5)	(197.4)
Operating income	6.3	5.0	2.3	3.7	7.7	11.2	11.6	16.0
Interest expense	(11.1)	(11.5)	(11.1)	(11.1)	(11.2)	(18.5)	(19.0)	(18.3)
Change in fair value of warrant liability	0.9	2.8	2.3	5.6	-	3.5	-	-
Debt modification and extinguishment costs	(4.2)	-	-	-	-	(6.7)	-	-
Other, net	(4.9)	(0.5)	1.0	0.5	0.5	1.6	(1.2)	2.4
(Loss) income before income taxes	(13.0)	(4.1)	(5.5)	(1.3)	(3.0)	(8.9)	(8.6)	0.1
Income tax expense	(0.9)	(2.2)	(1.8)	(1.0)	(2.6)	(1.8)	(2.7)	(0.1)
Net loss	(13.9)	(6.3)	(7.3)	(2.4)	(5.6)	(10.8)	(11.3)	-

Net loss attributable to noncontrolling interests and prior controlling interest	5.5	2.9	2.8	2.6	1.4	5.2	5.4	-

Net (loss) income attributable to TIP Inc.	$(8.4)	$(3.4)	$(4.5)	$0.3	$(4.1)	$(5.5)	$(5.9)	$-

Net (loss) income attributable to TIP Inc. per share:(1)
Basic	$(0.15)	$(0.06)	$(0.09)	$0.01	$(0.10)	$(0.13)	$(0.14)
Diluted	$(0.15)	$(0.07)	$(0.09)	$(0.03)	$(0.10)	$(0.16)	$(0.14)

(1)

Earnings per share amounts have not been presented for any period prior to the consummation of the Arrangement, as the net income (loss) prior to February 7, 2017 was attributable to noncontrolling interests or prior controlling interest.

Quarterly Trends and Seasonality

The Company’s operating results may vary from quarter to quarter because of changes in general economic conditions and seasonal fluctuations, among other things, in each of the Company’s operations and business segments. Different products and subscribers have unique seasonal and behavioral features. Accordingly, one quarter’s results are not predictive of future performance.

Fluctuations in net income from quarter to quarter can result from events that are unique or that occur irregularly, such as losses on the refinance of debt, foreign exchange gains or losses, changes in the fair value of derivative instruments, impairment of assets, and changes in income taxes.

New Zealand and Bolivia

Trends in New Zealand and Bolivia’s Service Revenues and overall operating performance are affected by:

•	Lower prepaid subscribers due to shift in focus to postpaid sales;
•	Higher usage of wireless data due to migration from 3G to 4G LTE;

•	Higher handset sales as more consumers shift to smartphones and higher-end devices;
•	Stable postpaid churn, which the Company believes is a reflection of the Company’s heightened focus on high-value subscribers and the Company’s enhanced subscriber service efforts;
•	Decreasing voice revenue as rate plans increasingly incorporate more monthly minutes and calling features, such as long distance;
•	Lower roaming revenue as network-coverage enhancements are made, as well as increased uptake of value-added roaming plans;
•	Varying handset subsidies as more consumers shift toward smartphones with the latest technologies;
•	Varying handset costs related to advancement of technologies and reduced supplier rebates or discounts on highly- sought devices;
•	Seasonal promotions which are typically more significant in periods closer to year-end;
•	Subscribers activating and suspending service to take advantage of promotions by the Company or its competitors;
•	Higher voice and data costs related to the increasing number of subscribers, or, alternatively, a decrease in costs associated with a decline in voice usage; and
•	Higher costs associated with the retention of high-value subscribers.

Trends in New Zealand’s Service Revenues and operating performance that are unique to its fixed broadband business include:

•	Higher internet subscription fees as subscribers increasingly upgrade to higher-tier speed plans, including those with unlimited usage;
•	Subscribers bundling their service plans at a discount;
•	Fluctuations in retail broadband pricing and operating costs influenced by government-regulated copper wire services pricing and changing consumer and competitive demands;
•	Availability of fiber services in a particular area or general network coverage;
•	Lower general operating expenses and synergies from the wireless business; and
•	Individuals swapping technologies as fiber becomes available in their connection area.

Liquidity and Capital Resources Measures

As of September 30, 2018, the Company had approximately $35.0 million in cash and cash equivalents of which $3.0 million was held by 2degrees, $11.2 million was held by NuevaTel, and $20.8 million was held primarily at headquarters. The Company also had approximately $4.0 million in short-term investments at corporate headquarters and $4.7 million of available capacity on the line of credit facility in New Zealand as of September 30, 2018. Cash and cash equivalents decreased $12.1 million since December 31, 2017. For the nine months ended September 30, 2018, cash was primarily used for investment in our network related to LTE overlay projects in New Zealand and Bolivia.

In November 2019, the license for 30 MHz of NuevaTel’s 1900 MHz spectrum holdings will expire. NuevaTel expects to renew the license and estimates that a payment of approximately $25 million will be due in the fourth quarter of 2019 prior to the expiration. The payment is expected to be funded with cash resources from a combination of NuevaTel’s operating cash flows, changes in the timing of property and equipment purchases, and potential strategic and operational initiatives in Bolivia.

Selected cash flows information

The following table summarizes the Condensed Consolidated Statements of Cash Flows for the periods indicated:

	Nine Months Ended September 30,		% Variance
			2018 vs
(in millions)	2018	2017	2017

Net cash provided by (used in)
Operating activities	$29.1	$30.5	(4%	)
Investing activities	(38.5)	(73.0)	47%
Financing activities	(2.6)	81.9	(103%	)
Net (decrease) increase in cash and cash equivalents	$(12.0)	$39.4	(130%	)

Cash flow provided by operating activities
Cash flow provided by operating activities decreased by $1.3 million for the nine months ended September 30, 2018 compared to the same period in 2017. This change was mainly due to changes in certain working capital accounts, including an increase in EIP receivables driven by higher volume of EIPs added in 2018. This change was partially offset by a decrease in cash paid on interest due to a partial repayment in February 2017 and the refinancing in May 2017 of the Trilogy LLC notes due in 2019.

Cash flow used in investing activities
Cash flow used in investing activities decreased by $34.5 million for the nine months ended September 30, 2018 compared to the same period in 2017, primarily due to a decrease in purchases of short-term investments during the nine months ended September 30, 2018.

Cash flow used in financing activities
Cash flow used in financing activities increased by $84.6 million for the nine months ended September 30, 2018 compared to the same period in 2017. This change is primarily due to the proceeds from the equity issuance that occurred on February 7, 2017, partially offset by the costs related to the refinancing in May 2017 of the Trilogy LLC notes due in 2019.

Contractual obligations

The Company has various contractual obligations to make future payments, including debt agreements and lease obligations. The following table summarizes the Company’s future obligations due by period as of September 30, 2018 and based on the exchange rate as of that date:

			January 1,	January 1,	From and
		Through	2019 to	2021 to	after
		December 31,	December 31,	December 31,	January 1,
	Total	2018	2020	2022	2023

(in millions)
Long-term debt, including current portion[1]	$521.1	$0.4	$27.3	$493.0	$0.4
Interest on long-term debt and obligations[2]	151.5	18.5	81.3	51.7	-
Operating leases	152.3	5.2	37.3	32.8	77.1
Purchase obligations[3]	118.1	44.8	35.4	21.1	16.9
Long-term obligations[4]	14.3	6.1	7.6	0.6	-
Total	$957.2	$75.0	$188.8	$599.2	$94.3

[1]	Excludes the impact of a $3.0 million discount on long-term debt which is amortized through interest expense over the life of the underlying debt facility.
[2]	Includes contractual interest payments using the interest rates in effect as of September 30, 2018.
[3]	Purchase obligations are the contractual obligations under service, product, and handset contracts.
[4]

Includes the fair value of derivative financial instruments as of September 30, 2018. Amount will vary based on market rates at each quarter end. Excludes asset retirement obligations and other miscellaneous items that are not significant.

In August 2017, the New Zealand government signed the RBI2 Agreement with the New Zealand telecommunications carriers’ joint venture to fund a portion of the country’s rural broadband infrastructure project. As of September 30, 2018, we have included the estimated outstanding obligation for 2degrees’ investments under this agreement of approximately $15.8 million, based on the exchange rate at that date, through 2022. This obligation is included in “Purchase obligations” in the table above. We have not included potential operating expenses or capital expenditure upgrades associated with this agreement in the commitment.

Effect of inflation
The Company’s management believes inflation has not had a material effect on its financial condition or results of operations in recent years. However, there can be no assurance that the business will not be affected by inflation in the future.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that would have a material effect on the Company’s Condensed Consolidated Financial Statements as of September 30, 2018.

Transactions with Related Parties

2degrees had two separate loans from wholly owned subsidiaries of Trilogy LLC, which are eliminated upon consolidation, totaling approximately $22.2 million as of September 30, 2018. If all conversion rights under such loans were exercised at September 30, 2018, the impact would be an increase in Trilogy LLC’s current 73.3% ownership interest in 2degrees by approximately 1.0%, subject to certain pre-emptive rights.

The Company and its officers have used and may continue to use jet airplanes for Company purposes owned by certain of the Trilogy LLC founders. The Company reimburses the Trilogy LLC founders at fair market value and on terms no less favorable to the Company than the Company believes it could obtain in comparable transactions with a third party for the use of these airplanes. For the three and nine months ended September 30, 2018, the Company recognized reimbursements to the Trilogy LLC founders of approximately $23,000 for the use of their airplanes. For the nine months ended September 30, 2017, the Company reimbursed the Trilogy LLC founders approximately $197,000 for the use of their airplanes. There were no such reimbursements made during the three months ended September 30, 2017.

For additional information on related party transactions, see Note 20 – Related Party Transactions and discussion of the Arrangement in the notes to the Company’s Consolidated Financial Statements.

Proposed Transactions

The Company continuously evaluates opportunities to expand or complement its current portfolio of businesses. All opportunities are analyzed on the basis of strategic rationale and long term shareholder value creation and a disciplined approach will be taken when deploying capital on such investments or acquisitions.

Critical Accounting Estimates

Critical Accounting Judgments and Estimates

Our significant accounting policies are described in Note 1 of the Consolidated Financial Statements for the year ended December 31, 2017. The preparation of the Company’s audited and unaudited consolidated financial statements requires it to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its judgments on its historical experience and on various other assumptions that the Company believes are reasonable under the circumstances, the results of which form the basis for making estimates about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Recent Accounting Pronouncements

The effects of recently issued accounting standards are discussed in Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Condensed Consolidated Financial Statements.

Changes in Accounting Policies Including Initial Adoption

Other than the change in the presentation of imputed discount on EIP receivables and the adoption of new accounting standards, as discussed in the notes to the Condensed Consolidated Financial Statements, there have been no material changes in the Company’s accounting policies.

Financial Instruments and Other Instruments

The Company considers the management of financial risks to be an important part of its overall corporate risk management policy. The Company uses derivative financial instruments to manage existing exposures, irrespective of whether such relationships are formally documented as hedges in accordance with hedge accounting requirements. This is further described in TIP Inc.’s MD&A and Consolidated Financial Statements (see Note 10 – Derivatives Financial Instruments) for the year ended December 31, 2017.

Disclosure of Outstanding Share Data

As of the date of this filing, there were 55,699,586 Common Shares outstanding of which 1,675,336 are forfeitable Common Shares. There were also the following outstanding convertible securities:

Trilogy LLC Class C Units (including unvested units) – redeemable for Common Shares	28,502,257

Warrants	13,402,685

Restricted share units (unvested)	1,683,577

Deferred share units	68,864

Upon redemption or exercise of all of the forgoing convertible securities, TIP Inc. would be required to issue an aggregate of 43,657,383 Common Shares.

Risk and Uncertainty Affecting the Company’s Business

The principal risks and uncertainties that could affect our future business results and associated risk mitigation activities are described in TIP Inc.’s MD&A for the year ended December 31, 2017. These risks do not differ significantly from the risk factors in respect of the Company described under the heading “Risk Factors” in the 2017 AIF filed on SEDAR by TIP Inc. (and on EDGAR with TIP Inc.’s Annual Report on Form 40-F) on March 21, 2018 and available on TIP Inc.’s SEDAR profile at www.sedar.com and TIP Inc.’s EDGAR profile at www.sec.gov.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information relating to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the Company’s Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), is responsible for establishing and maintaining disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company, including its consolidated subsidiaries, is made known to the CEO and CFO to ensure appropriate and timely decisions are made regarding public disclosure.

Management’s Report on Internal Control over Financial Reporting

Management of the Company, under the supervision of the Company’s CEO and CFO, is responsible for establishing adequate internal controls over financial reporting. These controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. Management uses the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission to establish and maintain adequate design of the Company’s internal controls over financial reporting. However, due to their inherent limitations, internal controls over financial reporting may not prevent or detect all misstatements and fraud.

As reported in TIP Inc.’s MD&As, for the years ended December 31, 2017 and December 31, 2016, management concluded that certain control deficiencies existed that, in the aggregate, were determined to be a material weakness. Based on an evaluation as of December 31, 2017, management concluded that these aggregated control deficiencies continue to be a material weakness. The material weakness relates to a current lack of accounting, compliance, and information technology (“IT”) control processes and documentation, along with staffing to support these processes at 2degrees, that have not been developed to sufficiently address the increased scale and complexity in the business during the expansion that 2degrees has experienced since its launch. As a result, the documentation, rigor, and level of precision of the review process related to periodic reconciliations for certain key accounts as well as IT processes were found to be deficient. We have not identified, nor are we aware of, any material misstatements in TIP Inc.’s financial statements, notwithstanding this material weakness determination.

During the nine months ended September 30, 2018, the Company continued to advance measures to remediate the underlying causes of the material weakness. In order to address the material weakness, the controls that caused the material weakness have been re-designed as of September 30, 2018 to increase the precision to prevent or detect material errors. Additional improvements implemented included hiring additional staff in compliance and IT areas at 2degrees and further developing IT oversight processes and controls. During the remainder of the year, the Company will continue to build on progress to-date related to adding depth, rigor, and precision to reviews of periodic reconciliations of key accounts in order to be able to conclude the remediation efforts. Senior management has discussed the aforementioned material weakness with TIP Inc.’s Audit Committee and Board of Directors, both of which will continue to review the progress on these remediation activities on a regular and ongoing basis. At this time, no assurance can be provided that the actions and remediation efforts to be taken or implemented will effectively remediate the material weakness described above or prevent the incidence of other material weaknesses in the Company’s internal control over financial reporting in the future.

Notwithstanding the identified material weakness, management believes the Condensed Consolidated Financial Statements fairly present in all material respects the Company’s financial condition, results of operations and cash flows at and for the periods presented in accordance with U.S. GAAP.

Except for the continued remediation efforts described herein, there have been no other significant changes made to the Company’s internal control over financial reporting during the three months ended September 30, 2018 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives. However, due to their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect all misstatements and fraud.

A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The Company will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make such modifications from time to time as it considers necessary.

Definitions and Reconciliations of Non-GAAP Measures

The Company reports certain non-U.S. GAAP measures that are used to evaluate the performance of the Company and the performance of its segments, as well as to determine compliance with debt covenants and to manage the capital structure. Non-U.S. GAAP measures do not have any standardized meaning under U.S. GAAP and therefore may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined and reconciled with their most directly comparable U.S. GAAP measure.

Consolidated Adjusted EBITDA and Adjusted EBITDA Margin

Consolidated Adjusted EBITDA (“Adjusted EBITDA”) represents Net loss (the most directly comparable U.S. GAAP measure) excluding amounts for: income tax expense; interest expense; depreciation, amortization and accretion; equity-based compensation (recorded as a component of General and administrative expense); (gain) loss on disposal and abandonment of assets; and all other non-operating income and expenses. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Service Revenues. Adjusted EBITDA and Adjusted EBITDA Margin are common measures of operating performance in the telecommunications industry. The Company’s management believes Adjusted EBITDA and Adjusted EBITDA Margin are helpful measures because they allow management to evaluate the Company’s performance by removing from its operating results items that do not relate to core operating performance. The Company’s management believes that certain investors and analysts use Adjusted EBITDA to value companies in the telecommunications industry. The Company’s management believes that certain investors and analysts also use Adjusted EBITDA and Adjusted EBITDA Margin to evaluate the performance of the Company’s business. Adjusted EBITDA and Adjusted EBITDA Margin have no directly comparable U.S. GAAP measure. The following table provides a reconciliation of Adjusted EBITDA to the most comparable financial measure reported under U.S. GAAP, Net loss.

	Three Months Ended		Nine Months Ended
Consolidated Adjusted EBITDA (in millions)	September 30,		September 30,
	2018	2017	2018	2017
Net loss(1)	$(13.9)	$(5.6)	$(27.5)	$(27.7)

Interest expense	11.1	11.2	33.7	48.7
Depreciation, amortization and accretion	28.2	26.0	84.9	79.8
Debt modification and extinguishment costs	4.2	-	4.2	6.7
Income tax expense	0.9	2.6	4.9	7.1
Change in fair value of warrant liability	(0.9)	-	(6.1)	(3.5)
Other, net	4.9	(0.5)	4.3	(0.8)
Equity-based compensation	1.1	0.6	5.0	1.9
Loss on disposal and abandonment of assets	1.0	0.3	1.0	0.6
Acquisition and other nonrecurring costs(2)	0.8	2.8	3.2	4.6
Consolidated Adjusted EBITDA(3)	$37.4	$37.3	$107.7	$117.5
Consolidated Adjusted EBITDA Margin	27%	24%	25%	26%

Notes:
(1)There was no gain or loss from discontinued operations in the periods presented. Thus, Loss from continuing operations as presented in prior MD&As has been replaced with Net loss.
(2)2017 periods primarily include costs related to the Company’s initial compliance and preparation expenses incurred in connection with the Arrangement and becoming a publicly traded entity. 2018 periods include costs related to the implementation of the new revenue recognition standard of approximately $0.5 million and $1.8 million for the three months and nine months ended September 30, 2018, respectively, among other nonrecurring costs.
(3)In July 2013, Trilogy LLC sold to Salamanca Holding Company, a Delaware limited liability company, 80% of its interest in its wholly owned subsidiary Salamanca Solutions International LLC (“SSI”). Although Trilogy LLC holds a 20% equity interest in SSI, due to the fact that NuevaTel is SSI’s primary customer, Trilogy LLC is considered SSI’s primary beneficiary, and as such, the Company consolidates 100% of SSI’s net income (losses). The impact on the Company's consolidated results of the 80% Trilogy LLC does not own was immaterial to Adjusted EBITDA for the three months ended September 30, 2018. Its impact decreased Adjusted EBITDA by $0.2 million for the three months ended September 30, 2017, and decreased Adjusted EBITDA by $0.1 million and $0.2 million for the nine months ended September 30, 2018 and 2017, respectively.

Trilogy LLC Consolidated EBITDA

For purposes of the indenture for the Trilogy 2022 Notes, the following is a reconciliation of Trilogy LLC Consolidated EBITDA as defined in the indenture, to Consolidated Adjusted EBITDA.

Trilogy LLC Consolidated EBITDA
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(in millions)	2018	2017	2018	2017

Consolidated Adjusted EBITDA	$37.4	$37.3	$107.7	$117.5
Realized gain on foreign currency	0.8	-	1.1	0.9
Interest income	0.1	0.2	0.4	0.4
Fines and penalties	(4.6)	-	(4.4)	(0.3)
Adjustment for liability classified equity-based awards	-	0.6	-	0.6
TIP Inc. Adjusted EBITDA	0.1	0.1	0.4	0.3
Trilogy LLC Consolidated EBITDA	$33.8	$38.2	$105.1	$119.4

Consolidated Equipment Subsidy

Equipment subsidy (“Equipment Subsidy”) is the cost of devices in excess of the revenue generated from equipment sales and is calculated by subtracting Cost of equipment sales from Equipment sales. Management uses Equipment Subsidy on a consolidated level to evaluate the net loss that is incurred in connection with the sale of equipment or devices in order to acquire and retain subscribers. Equipment Subsidy includes devices acquired and sold for wireline subscribers. Consolidated Equipment Subsidy is used in computing Equipment subsidy per gross addition. A reconciliation of Equipment Subsidy to Equipment sales and Cost of equipment sales, both U.S. GAAP measures, is presented below:

Equipment Subsidy
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(in millions)	2018	2017	2018	2017

Cost of equipment sales	$54.5	$44.8	$167.5	$136.0
Less: Equipment sales	(49.4)	(38.8)	(153.7)	(119.9)
Equipment Subsidy	$5.1	$6.0	$13.8	$16.1

Key Industry Performance Measures – Definitions

The following measures are industry metrics that management finds useful in assessing the operating performance of the Company, and are often used in the wireless telecommunications industry, but do not have a standardized meaning under U.S. GAAP.

•	Monthly average revenues per wireless user (“ARPU”) is calculated by dividing average monthly wireless service revenues during the relevant period by the average number of wireless subscribers during such period.

•

Wireless data revenues (“data revenues”) is a component of wireless service revenues that includes the use of web navigation, multimedia messaging service (“MMS”) and value-added services that are conducted by the subscriber over the wireless network through their device. Beginning with the third quarter of 2018, data revenues no longer include revenues from the use of SMS.

•

Wireless service revenues (“wireless service revenues”) is a component of total revenues that excludes wireline revenues, equipment revenues and non-subscriber international long distance revenues; it captures wireless performance and is the basis for the blended wireless ARPU and data as a percentage of wireless service revenue calculations.

•	Wireless data average revenue per wireless user is calculated by dividing monthly data revenues during the relevant period by the average number of wireless subscribers during the period.

•

Churn (“churn”) is the rate at which existing subscribers cancel their services, or are suspended from accessing the network, or have no revenue generating event within the most recent 90 days, expressed as a percentage. Churn is calculated by dividing the number of subscribers disconnected by the average subscriber base. It is a measure of monthly subscriber turnover.

•

Cost of Acquisition (“cost of acquisition”) represents the total cost associated with acquiring a subscriber and is calculated by dividing total Sales and Marketing expense plus Equipment Subsidy during the relevant period by the number of new wireless subscribers added during the relevant period.

•	Equipment subsidy per gross addition is calculated by dividing Equipment Subsidy by the number of new wireless subscribers added during the relevant period.

•	Capital intensity (“capital intensity”) represents purchases of property and equipment divided by total Service Revenues. The Company’s capital expenditures do not include expenditures on spectrum licenses. Capital intensity allows the Company to compare the level of the Company’s additions to property and equipment to those of other companies within the same industry.